

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

Kevin Berryman
Chief Financial Officer
JACOBS SOLUTIONS INC.
1999 Bryan Street Suite 1200
Dallas, Texas 75201

> **Re: JACOBS SOLUTIONS INC.**
> **Form 10-K for the year ended September 30, 2022**
> **Filed on November 21, 2022**
> **Form 8-K filed on February 7, 2023**
> **File No. 001-07463**

Dear Kevin Berryman:

We have reviewed your May 26, 2023 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2023 letter.

Form 8-K filed on February 7, 2023

Reconciliation of Income Tax Expense from Continuing Operations to Adjusted Income Tax Expense from Continuing Operations, page 14

1. We note your response to our comment number 6. Given that the Other income tax adjustment items are arrived at by calculating the difference between the projected annual Non-GAAP income tax rate applied to the respective quarter's pretax income and the actual tax rate computed for the respective quarters during the year under ASC 740-270; please tell us how you considered whether the Non GAAP measure substitutes an individually tailored recognition and measurement method for those of GAAP which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-

GAAP Financial Measures for guidance.

 You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction